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As filed with the Securities and Exchange Commission on May 31, 2005.

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM F-10

REGISTRATION STATEMENT UNDER
THE SECURITIES ACT OF 1933

Petrofund Energy Trust
(Exact name of Registrant as specified in its charter)

Ontario, Canada (Province or other jurisdiction of incorporation or organization)	1311 (Primary Standard Industrial Classification Code Number (if applicable))	Not Applicable (I.R.S. Employer Identification Number (if applicable))

444-7th Avenue S.W., Suite 600, Calgary, Alberta, Canada T2P 0X8
(403) 218-8625
(Address and telephone number of Registrant's principal executive offices)

CT CORPORATION SYSTEM
111 Eighth Avenue, 13th Floor, New York, NY 10011
(212) 590-9331
(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

Copies to:

Brice T. Voran Shearman & Sterling LLP Commerce Court West 199 Bay Street, Suite 4405 Toronto, Ontario, Canada M5L 1E8 Telephone (416) 360-8484	Keith A. Greenfield Burnet, Duckworth & Palmer LLP 1400, 350-7th Avenue S.W. Calgary, Alberta, Canada T2P 3N9 Telephone (403)260-0100

        Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after this Registration Statement is declared effective.

Province of Alberta, Canada
(Principal jurisdiction regulating this offering)

It is proposed that this filing shall become effective (check appropriate box):

A. ☐	Upon filing with the Commission, pursuant to Rule 467(a) (if in connection with an offering being made contemporaneously in the United States and Canada).
B. ☒	At some future date (check the appropriate box below):
	1. ☐	pursuant to Rule 467(b) on ( ) at ( ) (designate a time not sooner than 7 calendar days after filing).
	2. ☐	pursuant to Rule 467(b) on ( ) at ( ) (designate a time 7 calendar days or sooner after filing) because the securities regulatory authority in the review jurisdiction has issued a receipt or notification of clearance on ( ).
	3. ☐	pursuant to Rule 467(b) as soon as practicable after notification of the Commission by the Registrant or the Canadian securities regulatory authority of the review jurisdiction that a receipt or notification of clearance has been issued with respect hereto.
	4. ☒	after the filing of the next amendment to this Form (if preliminary material is being filed).

        If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to the home jurisdiction's shelf prospectus offering procedures, check the following box.    ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered	Proposed maximum offering price per trust unit(1)	Proposed maximum aggregate offering price	Amount of registration fee

Trust Units	4,150,000	U.S.$14.49	U.S.$60,133,500	U.S.$7,077.71

(1)
Estimated solely for the purpose of calculating the amount of the registration fee pursuant to Rule 457(c), based on the average of the high and low prices of the Registrant's Trust Units on the American Stock Exchange on May 25, 2005.

        The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registration statement shall become effective as provided in Rule 467 under the Securities Act of 1933 or on such date as the Commission, acting pursuant to Section 8(a) of the Act, may determine.

PART I

INFORMATION REQUIRED TO BE DELIVERED TO OFFEREES OR PURCHASERS

I-1

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities law of any such state.

A copy of this preliminary short form prospectus has been filed with the securities regulatory authorities in each of the provinces of Canada but has not yet become final for the purpose of the sale of securities. Information contained in this preliminary prospectus may not be complete and may have to be amended. The securities may not be sold until a receipt for the short form prospectus is obtained from the securities regulatory authorities.

This short form prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities. No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise.

The Underwriters have agreed not to offer, sell or deliver the Trust Units offered hereunder, as part of the distribution of such Trust Units at any time, within the United States or to, or for the benefit or account of, U.S. persons. Accordingly, this short form prospectus is not an offer to sell or the solicitation of an offer to buy any of these Trust Units within the United States nor is it an offer to sell to, or the solicitation of an offer to buy from, any U.S. persons any of these Trust Units. See "Plan of Distribution".

PRELIMINARY SHORT FORM PROSPECTUS

New Issue	May 26, 2005

$75,737,500

4,150,000 Trust Units

Petrofund Energy Trust (the "Trust") is hereby qualifying for distribution 4,150,000 trust units ("Trust Units") of the Trust at a price of $18.25 per Trust Unit. The proceeds from the sale of the Trust Units will be paid to the Trust at closing of the offering of the Trust Units ("Closing").

The Trust Units are listed on the Toronto Stock Exchange (the "TSX") and on the American Stock Exchange ("AMEX"). On May 24, 2005, the last completed trading day on which the Trust Units traded prior to announcement of this offering, the closing price of the Trust Units was $18.66 on the TSX and US$14.80 on AMEX. On May 25, 2005, the closing price of the Trust Units was $18.26 on the TSX and US$14.46 on AMEX. The Trust has applied to list the Trust Units offered hereunder on the TSX and on AMEX. Listing will be subject to the Trust fulfilling all of the listing requirements of the TSX and AMEX, respectively. The offering price of the Trust Units was determined by negotiations between Petrofund Corp. ("PC"), on behalf of the Trust, and CIBC World Markets Inc., on behalf of itself and on behalf of National Bank Financial Inc., RBC Dominion Securities Inc., Scotia Capital Inc., TD Securities Inc., BMO Nesbitt Burns Inc., Canaccord Capital Corporation, FirstEnergy Capital Corp., GMP Securities Ltd., Raymond James Ltd. and First Associates Investments Inc. (collectively, the "Underwriters").

We are permitted to prepare this prospectus in accordance with Canadian disclosure requirements, which are different from those of the United States. We prepare our financial statements in accordance with Canadian generally accepted accounting principles, and they are subject to Canadian auditing and auditor independence standards. As a result, they may not be comparable to financial statements of United States companies.

Owning the trust units may subject you to tax consequences both in the United States and Canada. This prospectus may not describe these tax consequences fully. You should read the tax discussion in "Canadian Federal Income Tax Considerations."

Your ability to enforce civil liabilities under the United States federal securities laws may be affected adversely because we are created under the laws of Ontario, Canada, most of our officers and directors and all of the experts named in this prospectus are Canadian residents, and substantially all of our assets and the assets of those officers, directors and experts are located outside of the United States.

Neither the Securities and Exchange Commission nor any state securities regulator has approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Price: $18.25 per Trust Unit

	Price to the Public	Underwriters' Fee	Net Proceeds to the Trust(1)
Per Trust Unit	$18.25	$0.9125	$17.3375
Total(1)	$75,737,500	$3,786,875	$71,950,625
(1)
Before deducting expenses of this offering, estimated to be $400,000, which will be paid from the general funds of the Trust.

CIBC World Markets Inc., National Bank Financial Inc., RBC Dominion Securities Inc. Scotia Capital Inc. and BMO Nesbitt Burns Inc., five of the Underwriters, are direct or indirect subsidiaries of Canadian chartered banks which are lenders to PC and Petrofund Ventures Trust ("PVT") and to which PC and PVT are indebted. Consequently, the Trust may be considered to be a connected issuer of these Underwriters for the purposes of securities regulations in certain provinces. The net proceeds of this offering will be used to repay a portion of the indebtedness of the Trust to such banks. See "Relationship Between PC's and PVT's Lenders and the Underwriters".

The Underwriters, as principals, conditionally offer the Trust Units for sale, subject to prior sale, if, as and when issued by the Trust and accepted by the Underwriters in accordance with the conditions contained in the Underwriting Agreement referred to under "Plan of Distribution" and subject to the approval of certain legal matters on behalf of the Trust by Burnet, Duckworth & Palmer LLP and on behalf of the Underwriters by Blake, Cassels & Graydon LLP. The Underwriters may effect transactions which stabilize or maintain the market price for the Trust Units at levels other than those which otherwise might prevail in the open market. See "Plan of Distribution".

Subscriptions for Trust Units will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. It is expected that definitive Trust Unit certificates will be available for delivery at closing which is expected to occur on or about June 14, 2005 but in any event not later than June 16, 2005.

A return of an investor's investment in Trust Units is not comparable to the return on an investment in a fixed-income security. The recovery of an investor's initial investment is at risk and the anticipated return on an investor's investment is based on many performance assumptions. Cash distributions are not guaranteed. Although the Trust intends to make distributions of its available cash to holders of Trust Units ("Unitholders"), these cash distributions may be reduced or suspended. The actual amount distributed will depend on numerous factors, including profitability, debt covenants and obligations, fluctuations in working capital, the timing and amount of capital expenditures, applicable law and other factors beyond the control of the Trust. In addition, the market value of the Trust Units may decline if the Trust is unable to meet its cash distribution targets in the future and any such decline may be significant. See "Distributions to Unitholders" and "Risk Factors".

It is important for an investor to consider the particular risk factors that may affect the industry in which it is investing and, therefore, the stability of the distributions that Unitholders receive. See, for example the risk factors, under the heading "Risk Factors" in the Trust's Renewal Annual Information Form for the year ended December 31, 2004.

The after-tax return from an investment in Trust Units to Unitholders subject to Canadian income tax can be made up of both a return on and a return of capital. The composition may change over time thus affecting an investor's after-tax return. Returns on capital are generally taxed as ordinary income or as dividends in the hands of a Unitholder. Returns of capital are generally tax-deferred (and reduce the Unitholder's cost base in the Trust Unit for tax purposes).

If the offering of the Trust Units hereunder closes before June 16, 2005, which is the anticipated record date for the distribution by the Trust to Unitholders expected to be paid on June 30, 2005, subscribers who complete their purchase of Trust Units from the Underwriters and continue to be the registered holders of such Trust Units on June 16, 2005, will be eligible to participate in the distribution of the Trust expected to be paid on June 30, 2005.

TABLE OF CONTENTS

CONVERSIONS	3
DOCUMENTS INCORPORATED BY REFERENCE	4
GLOSSARY OF TERMS	6
FORWARD-LOOKING STATEMENTS	8
PETROFUND ENERGY TRUST	9
RECENT DEVELOPMENTS	12
USE OF PROCEEDS	12
PLAN OF DISTRIBUTION	12
DESCRIPTION OF THE TRUST UNITS	13
CONSOLIDATED CAPITALIZATION OF THE TRUST	14
DISTRIBUTIONS TO UNITHOLDERS	14
PRICE RANGE AND TRADING VOLUME OF TRUST UNITS	15
RELATIONSHIP BETWEEN PC'S AND PVT'S LENDERS AND THE UNDERWRITERS	15
CANADIAN FEDERAL INCOME TAX CONSIDERATIONS	16
ELIGIBILITY FOR INVESTMENT	20
RISK FACTORS	20
INTEREST OF EXPERTS	20
AUDITORS, TRANSFER AGENT AND REGISTRAR	20
CONSENT OF AUDITORS	21
OTHER SUPPLEMENTAL DISCLOSURES ABOUT OIL AND GAS ACTIVITIES (UNAUDITED)	21
DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT	23
APPENDIX "A" PRO FORMA FINANCIAL STATEMENTS	A-1

CONVERSIONS

        The following table sets forth certain standard conversions between Standard Imperial Units and the International System of Units (or metric units).

To Convert From	To	Multiply By
cubic metres	cubic feet	35.301
bbls	cubic metres	0.159
cubic metres	bbls	6.290
feet	metres	0.305
metres	feet	3.281
miles	kilometres	1.609
kilometres	miles	0.621
acres	hectares	0.4047
hectares	acres	2.471

        In this short form prospectus, unless otherwise noted, all dollar amounts are expressed in Canadian dollars.

DOCUMENTS INCORPORATED BY REFERENCE

        The following documents, filed with the various provincial securities commissions or similar regulatory authorities in Canada, are specifically incorporated into and form an integral part of this short form prospectus:

  (a)
  the Renewal Annual Information Form of the Trust dated March 15, 2005;

  (b)
  the audited comparative consolidated financial statements and notes thereto of the Trust as at December 31, 2004 and 2003 and for each of the years in the three-year period ended December 31, 2004, together with the report of the auditors thereon dated March 1, 2005;

  (c)
  management's discussion and analysis of the financial condition and operating results of the Trust for the year ended December 31, 2004;

  (d)
  the unaudited interim comparative consolidated financial statements of the Trust for the three months ended March 31, 2005 and 2004;

  (e)
  management's discussion and analysis of the financial condition and operating results of the Trust for the three months ended March 31, 2005;

  (f)
  the Information Circular of the Trust dated February 28, 2005 relating to the annual meeting of Unitholders held on April 13, 2005 (excluding those portions thereof which appear under the headings "Report on Executive Compensation", "Performance Graph" and "Statement of Corporate Governance Practices");

  (g)
  the audited comparative consolidated financial statements and notes thereto of Ultima Energy Trust for the fiscal years ended December 31, 2003 and 2002, together with the report of the auditors thereon dated February 24, 2004 (except as to Notes 14 and 15 which are as of April 30, 2004) which are contained in the Information Circular of Ultima Energy Trust dated April 30, 2004; and

  (h)
  the unaudited interim comparative consolidated financial statements of Ultima Energy Trust for the three months ended March 31, 2004 and 2003.

        Any material change report and any document of the type referred to in the preceding paragraph (excluding confidential material change reports and excluding portions of information circulars that are not required pursuant to National Instrument 44-101 of the Canadian Securities Administrators to be incorporated by reference herein) filed by the Trust with the securities commissions or similar authorities in the provinces of Canada subsequent to the date of this short form prospectus and prior to the termination of this distribution shall be deemed to be incorporated by reference into this short form prospectus.

        Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this short form prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this short form prospectus.

        Information has been incorporated by reference in this short form prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference and of the permanent information record may be obtained on request without charge from the Corporate Secretary of PC, at 600, 444 - 7th Avenue S.W., Calgary, Alberta, T2P 0X8 (toll free number 1-866-318-1767) or by accessing Petrofund Energy Trust's (and Ultima Energy Trust's) disclosure documents available through the Internet on the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) which can be accessed at www.sedar.com. For the purpose of the Province of Québec, this simplified prospectus contains information to be completed by consulting the permanent information record. A copy of the permanent information record may be obtained from the Corporate Secretary of PC at the above-mentioned address and telephone numbers.

GLOSSARY OF TERMS

        In this short form prospectus, the following terms shall have the meanings set forth below, unless otherwise indicated:

"AIF" means the Renewal Annual Information Form of the Trust dated March 15, 2005.

"AMEX" means the American Stock Exchange.

"ARTC" means Alberta Royalty Tax Credit.

"bbl" means barrel.

"Board" or "Board of Directors" means the board of directors of PC.

"boe" means barrels of oil equivalent, using a conversion factor of 6 mcf of gas being equivalent to one bbl of oil and one bbl of NGLs being equivalent to one bbl of oil.

"boepd" means barrels of oil equivalent per day.

"Closing" means the closing of the sale of Trust Units offered by this prospectus.

"DPSP" means deferred profit sharing plan as defined in the Tax Act.

"Distribution Record Date" means in respect of any distribution, the day on which Unitholders are identified for purposes of determining entitlement to such distribution.

"Exempt Plans" means, collectively, RRSPs, RESPs, RRIFs and DPSPs.

"GLJ" means Gilbert Laustsen Jung Associates Ltd.

"Internalization Transaction" means the transaction approved at the annual and special meeting of Unitholders held on April 16, 2003 under which management of the Trust was internalized through the acquisition by PC of all of the issued and outstanding shares of Previous Manager and the consequent elimination of all management, acquisition and disposition fees payable to Previous Manager.

"mcf" means thousands of cubic feet.

"NGL" or "NGLs" means natural gas liquids.

"PC" means Petrofund Corp.

"PC Exchangeable Shares" means non-voting exchangeable shares in the capital of PC.

"PC Royalty Agreement" means the amended and restated royalty agreement dated as of November 16, 2004 between PC and the Trust.

"Previous Manager" means NCE Petrofund Management Corp., the previous manager of the Trust.

"PVT" means Petrofund Ventures Trust, formerly Ultima Ventures Trust.

"PVT Royalty Agreement" means the amended and restated royalty agreement dated June 23, 1999 between Ultima Ventures Corp. and Trust Company of the Bank of Montreal in its capacity as trustee of Ultima, as amended.

"Reclassification" means the proposed reclassification of trust unit capital of the Trust as defined and further described under "Petrofund Energy Trust — General Development of the Business", which reclassification has not been implemented.

"RESP" means registered education savings plan as defined in the Tax Act.

"RRIF" means registered retirement income fund as defined in the Tax Act.

"RRSP" means registered retirement savings plan as defined in the Tax Act.

"Special Resolution" means a resolution approved in writing by Unitholders holding not less than 66 2/3% of the outstanding Trust Units or passed by a majority of not less than 66 2/3% of the votes cast, either in person or by proxy, at a meeting of the Unitholders called for the purpose of approving such resolution.

"Tax Act" means Income Tax Act (Canada), as amended.

"Trust" means Petrofund Energy Trust.

"Trustee" means Computershare Trust Company of Canada, the trustee of the Trust.

"Trust Indenture" means the trust indenture pursuant to which the Trust is organized, currently being the amended and restated trust indenture made as of November 16, 2004 between PC and the Trustee.

"Trust Unit" or "Unit" means a trust unit created pursuant to the Trust Indenture and representing a fractional undivided interest in the Trust.

"TSX" means the Toronto Stock Exchange.

"Ultima" means Ultima Energy Trust.

"Ultima Combination Agreement" means the combination agreement dated March 29, 2004, as amended, between Ultima, Ultima Ventures Corp., the Trust and PC providing for the Ultima Merger.

"Ultima Merger" means the business combination of the Trust and Ultima pursuant to which Ultima transferred all of its assets to the Trust in consideration for Trust Units of the Trust, the Trust assumed all of the liabilities of Ultima and Ultima distributed the Trust Units of the Trust received by it to Ultima Unitholders upon, and in consideration for, the redemption of all of the outstanding Ultima Units (other than 1 Ultima Unit which was held by the Trust).

"Ultima Unitholders" means holders of Ultima Units.

"Ultima Units" means trust units of Ultima.

"Unitholder" means a holder from time to time of Trust Units.

"Underwriters" means CIBC World Markets Inc., National Bank Financial Inc., RBC Dominion Securities Inc., Scotia Capital Inc., TD Securities Inc., BMO Nesbitt Burns Inc., Canaccord Capital Corporation, FirstEnergy Capital Corp., GMP Securities Ltd., Raymond James Ltd. and First Associates Investments Inc.

        Boe's may be misleading, particularly if used in isolation. A boe conversion ratio of 6 mcf: 1 bbl is based on an energy equivalency method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

FORWARD-LOOKING STATEMENTS

        Certain statements contained in this short form prospectus, and in certain documents incorporated by reference into this short form prospectus, constitute forward-looking statements. The use of any of the words "anticipate", "continue", "estimate", "expect", "may", "will", "project", "should", "believe" and similar expressions are intended to identify forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. The Trust and PC believe the expectations reflected in those forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in, or incorporated by reference into, this short form prospectus should not be unduly relied upon. These statements speak only as of the date of this short form prospectus or as of the date specified in the documents incorporated by reference into this short form prospectus, as the case may be.

        In particular, this short form prospectus, and the documents incorporated by reference, contain forward-looking statements pertaining to the following:

  •
  the size of the Trust's oil and natural gas reserves;

  •
  projections of market prices and costs;

  •
  supply and demand for oil and natural gas;

  •
  expectations regarding the ability to raise capital and to continually add to reserves through acquisitions and development; and

  •
  treatment under governmental regulatory regimes.

        The actual results could differ materially from those anticipated in these forward-looking statements as a result of the risk factors set forth below and elsewhere in this short form prospectus:

  •
  volatility in market prices for oil and natural gas;

  •
  liabilities inherent in oil and gas operations;

  •
  uncertainties associated with estimating reserves;

  •
  competition for, among other things, capital, acquisitions of reserves, undeveloped lands and skilled personnel;

  •
  incorrect assessments of the value of acquisitions;

  •
  geological, technical, drilling and processing problems; and

  •
  the other factors described under "Risk Factors" in the AIF.

        These factors should not be construed as exhaustive. Neither the Trust nor PC undertakes any obligation to publicly update or revise any forward-looking statements.

PETROFUND ENERGY TRUST

General

        The Trust is an open-ended investment trust created under the laws of the Province of Ontario on December 18, 1988 under the name "NCE Petrofund I". Active operations commenced March 3, 1989. On July 4, 1996, the name of the Trust was changed to "NCE Petrofund" and on November 1, 2003 the name was changed to its present name of "Petrofund Energy Trust". Effective September 7, 2001, the Trustee became the trustee of the Trust. The Trust is currently governed by the Trust Indenture. The executive office, head office and operations of the Trust are located at Suite 600, 444 - 7th Avenue S.W., Calgary, Alberta, T2P 0X8.

        The Trust's primary source of income is from 99% net royalty interests granted by PC pursuant to the PC Royalty Agreement and by PVT pursuant to the PVT Royalty Agreement. The Trust may also purchase directly or indirectly securities of oil and gas companies, oil and gas properties and other related assets.

        PC, formerly named NCE Petrofund Corp., was incorporated under the Business Corporations Act (Alberta) on March 17, 1988. PC acquires and manages producing oil and gas properties in western Canada. Pursuant to the PC Royalty Agreement, the Trust receives a 99% net royalty interest in the oil and gas properties of PC. All of the issued and outstanding voting shares of PC are held by the Trust. The capital structure of PC also includes PC Exchangeable Shares. As at March 31, 2005 there are 422,650 PC Exchangeable Shares issued and outstanding, which were issued in connection with the Internalization Transaction. As at March 31, 2005, the PC Exchangeable Shares are exchangeable into 539,147 Trust Units based on a ratio which is adjusted on each date that the Trust pays a distribution to its Unitholders. The PC Exchangeable Shares are not listed securities on any stock exchange. See "Capital Structure of PC" in the AIF for a description of the attributes of the PC Exchangeable Shares.

        PVT is a trust created under the laws of the Province of Alberta on August 31, 1997. Following completion of the Ultima Merger, the sole beneficiary of PVT is the Trust. PVT was established for the purpose of, and its business is restricted to, purchasing, holding, operating and divesting petroleum, natural gas and related hydrocarbons and related facility interests including the development of petroleum and natural gas, the transportation, processing, marketing and sale thereafter and all business operations incidental or in anyway related to the foregoing. PC is presently the trustee of PVT. Pursuant to the PVT Royalty Agreement, the Trust receives a 99% net royalty interest in the oil and gas properties of PVT.

        Each Trust Unit represents an equal undivided beneficial interest in the assets of the Trust. Historically, the Trust's activities have been focused on the acquisition of net royalties from PC and, more recently, from PVT. For each property for which a net royalty is granted by PC or PVT, the Trust receives 99% of the revenue generated by the property net of operating costs, debt service charges, general and administrative costs and certain other taxes and charges. The Trust distributes to its Unitholders a majority of its cash flow in the form of monthly distributions, part of which is on a tax-advantaged basis. Cash flow includes royalty income and may include cash flow generated by properties and interests not currently subject to the Trust's net royalty interests.

        The following are the name, the percentage of voting securities and the jurisdiction governing the Trust's material subsidiaries and trusts, either direct or indirect, as at the date hereof:

	Percentage of voting securities (directly or indirectly)	Nature of Entity	Jurisdiction of Incorporation/ Formation
Petrofund Corp.	100%	Corporation	Alberta
Petrofund Ventures Trust	100%	Trust	Alberta

General Development of the Business

        The Trust was initially formed as a closed-end royalty trust for the purposes of acquiring royalty interests from PC. Effective February 2, 1999, the Trust was converted to an open-ended investment trust. On that date, the Trust Indenture, PC Royalty Agreement and related agreements were amended to: (i) permit the Trust and PC to acquire, directly or indirectly, interests in resource issuers and/or resource properties and other related assets; (ii) remove certain financing restrictions applicable to the Trust and PC to permit the Trust and PC, subject to certain limitations, to raise or issue capital in connection with, or to finance, such acquisitions, either through the issuance of Trust Units or other equity or debt securities of the Trust or PC or through borrowing; and (iii) provide that Unitholders have the right to cause the Trust to redeem their Trust Units in certain circumstances.

        Effective November 1, 2000, the Trust acquired all of the issued and outstanding shares of PC from a subsidiary of the Previous Manager for nominal consideration, resulting in PC becoming a wholly-owned direct subsidiary of the Trust. This change simplified the structure of the Trust and related entities and allows the Trust to present consolidated financial statements which fully reflect the assets and liabilities of the Trust and PC.

        In conjunction with PC becoming a wholly-owned subsidiary of the Trust, the corporate governance of the Trust was changed so that the stewardship of the Trust and PC was undertaken by the Board of Directors of PC.

        On March 10, 2003, the Trust entered into an agreement to internalize its management structure such that the Previous Manager, the then manager of the Trust, became a wholly owned subsidiary of PC. Unitholder and regulatory approval of the Internalization Transaction was received at the annual and special meeting of Unitholders held on April 16, 2003. As a result of the Internalization Transaction, all management, acquisition and disposition fees payable to the Previous Manager were eliminated effective January 1, 2003. The cost of the Internalization Transaction was $30.9 million, including $2.5 million of transaction costs. The purchase price for the shares of the Previous Manager was satisfied by the issuance of 1,939,147 PC Exchangeable Shares plus a cash amount per PC Exchangeable Share equal to the distributions paid or payable per Trust Unit by the Trust to Unitholders of record from and after January 1, 2003 up to and including the closing date. In addition, at closing, PC paid $3.4 million in cash to fund the repayment of a debt owing by the Previous Manager and, in addition, certain senior executives of the Previous Manager were paid $780,000 in cash and issued 100,244 Trust Units plus an amount per Trust Unit equal to the distributions per Trust Unit paid to Unitholders of record of Trust Units during the period commencing on January 1, 2003 and ending on the closing date.

        Management of the Trust is presently carried out by directors, officers and other employees of PC.

        On June 16, 2004, pursuant to the Ultima Combination Agreement, Petrofund completed the acquisition of Ultima, a royalty trust listed on the TSX. Pursuant to the Ultima Merger, Petrofund acquired all of the assets of Ultima (which included the PVT Royalty Agreement, a 99% royalty payable by Ultima Energy Inc. to Ultima, all of the outstanding units of Ultima Ventures Trust and all of the shares of Ultima's corporate subsidiaries) and assumed all of the liabilities of Ultima and former Ultima Unitholders became holders of Trust Units on the basis of 0.442 of a Trust Unit for each issued and outstanding Ultima Unit. The total price of the transaction was $563.1 million comprised of 26.4 million Trust Units with an assigned value of $452.8 million, the assumption of $119.7 million of debt and net working capital, and transaction costs of $1.9 million. The properties of Ultima included properties located in the Weyburn, Spirit River, Cherhill, Kerrobert and Westerose areas. Over 50% of the production was operated by Ultima and such production is now operated by PC. Approximately 50% of Ultima's production and reserves were common with or adjacent to PC's properties.

        Immediately following the completion of the Ultima Merger on June 16, 2004, PC acquired from the Trust all of the shares of Ultima Energy Inc. Ultima Energy Inc. was then amalgamated with PC and the amalgamated company continued under the name "Petrofund Corp".

        On June 30, 2004 PC acquired from the Trust all of the shares of Ultima Corp., Ultima Acquisitions Corp. and Ultima Management Inc. and all of such companies were wound up into PC and have since been dissolved. Also on June 30, 2004, PC became the trustee of Ultima Ventures Trust and Ultima Ventures Trust's name was changed to "Petrofund Ventures Trust".

        At a special meeting of Unitholders held on November 16, 2004, Unitholders approved a reclassification of the trust unit capital of the Trust (the "Reclassification") into two new classes of Trust Units: Class R units and Class N units. The principal distinctions of the Class R units and the Class N units as compared to the existing Trust Units relate to who would be entitled to hold and to trade in the respective classes on the basis of residency in Canada for purposes of the Tax Act. The purpose of the Reclassification was to change the structure and procedures that regulate non-resident ownership of trust units of Petrofund to ensure that Petrofund continued to qualify as a mutual fund trust under the Tax Act. On December 6, 2004, the Minister of Finance for the Government of Canada announced that the previously announced proposed amendments to the Tax Act that were introduced in the March, 2004 Canadian federal budget relating to non-resident ownership of mutual fund trusts would be suspended and further public consultation undertaken prior to implementation of any amendment to the Tax Act in this regard. As a result of such announcement by the Minister of Finance, the Trust determined not to implement the Reclassification. See "Canadian Federal Income Tax Considerations — The Trust — Status of the Trust".

        In accordance with the approval of Unitholders which was obtained at the Special Meeting of Unitholders held on November 16, 2004, a number of amendments were made to the Trust Indenture as well as the PC Royalty Agreement, all effective November 16, 2004. Such amendments consisted of: (a) deleting the acquisition criteria which are contained in the PC Royalty Agreement which must be adhered to in respect of direct acquisitions of oil and gas properties; (b) amending the Trust Indenture to remove the present requirement that amendments to the PC Royalty Agreement (and any other royalty agreements) be approved by Unitholders and to add to the powers delegated to PC in the Trust Indenture the responsibility and authority for approving the entering into and the amendment of the provisions of royalty agreements; (c) expanding the definition of "Exchangeable Shares" which is contained in the Trust Indenture to include, in addition to shares in the capital of PC or an affiliate which are by their terms exchangeable into Trust Units, interests in a partnership in which PC or an affiliate of PC is the managing partner or interests in a limited partnership in which PC or an affiliate of PC is the general partner which are, by their terms, exchangeable into one or more classes of Trust Units; (d) amending certain of the provisions contained within Article 5 of the Trust Indenture, which article provides Unitholders with the right to require the Trustee to retract, at any time or from time to time, at the demand of the Unitholder all or any part of the Trust Units registered in the name of the Unitholder at the price determined, and payable, in accordance with the Trust Indenture; and (e) amending the Trust Indenture to provide that the Trustee will mail to each Unitholder within 90 days after the end of each calendar year, the audited financial statements of the Trust for such year, together with a report of the auditor thereon and for the Trustee to mail to each Unitholder within 45 days after the end of each quarter unaudited financial statements of the Trust for such quarter. In addition, effective November 16, 2004 each of the PC Royalty Agreement and the Ultima Royalty Agreement were amended by terminating such agreements and replacing them with one agreement, that being the PC Royalty Agreement.

        The following chart shows the structure of the Trust at the date hereof:

Notes:

(1)
As at March 31, 2005, Petrofund had a total of 422,650 PC Exchangeable Shares outstanding that were exchangeable for 539,147 Trust Units.

(2)
Held by Petrofund Corp. as trustee for Petrofund Ventures Trust.

RECENT DEVELOPMENTS

Potential Acquisitions

        The Trust continues to evaluate potential acquisitions of all types of petroleum and natural gas and other energy-related assets as part of its ongoing acquisition program. The Trust is normally in the process of evaluating several potential acquisitions at any one time which individually or together could be material. As of the date hereof, the Trust has not reached agreement on the price or terms of any potential material acquisitions. The Trust cannot predict whether any current or future opportunities will result in one or more acquisitions for the Trust.

USE OF PROCEEDS

        The net proceeds to the Trust from the sale of the Trust Units hereunder are estimated to be $71,550,625 after deducting the fees of $3,786,875 payable to the Underwriters and the estimated expenses of the issue of $400,000. Petrofund recently announced a $30 million increase to its 2005 capital expenditure program. The net proceeds from this offering will be used to fund these additional capital expenditures as well as to fund future acquisitions and for general working capital purposes. Initially, the funds will be used by the Trust to repay a portion of its outstanding bank indebtedness.

PLAN OF DISTRIBUTION

        Pursuant to the Underwriting Agreement dated May 26, 2005 among the Trust, PC and the Underwriters, the Trust has agreed to issue and sell the Trust Units and the Underwriters have severally agreed to purchase on or about June 14, 2005, or such other date as may be agreed upon but not later than June 16, 2005, subject to the terms and conditions stated therein, all of the Trust Units offered hereby at a price of $18.25 per Trust Unit. In consideration for their services in connection with this offering, the Underwriters will be paid a fee of $0.9125 per Trust Unit issued by the Trust.

        The obligations of the Underwriters under the Underwriting Agreement are several and the Underwriters may terminate their obligations at their discretion upon the occurrence of certain stated events. If one or more of the Underwriters fails to purchase its allotment of Trust Units, the remaining Underwriter or Underwriters are obligated to purchase the Trust Units not purchased by the Underwriter or Underwriters which fail to purchase. Notwithstanding the foregoing, however, in the event one or more of the Underwriters who have an obligation to purchase in the aggregate more than 7 per cent of the Trust Units offered hereunder fail to purchase their allotment of Trust Units, the remaining Underwriter or Underwriters have the right but not the obligation to purchase the Trust Units not purchased by the Underwriter or Underwriters which fail to purchase or the remaining Underwriter or Underwriters have the right to terminate their obligations under the Underwriting Agreement. The Underwriters are obligated to take up and pay for all the Trust Units hereunder if any Trust Units are acquired under the Underwriting Agreement.

        The Trust has applied to list the Trust Units offered hereunder on the TSX and AMEX. Listing will be subject to the Trust fulfilling all of the listing requirements of the TSX and AMEX, respectively.

        Pursuant to rules and policy statements of certain securities regulators, the Underwriters may not, at any time during the period ending on the date the selling process for the Trust Units ends and all stabilization arrangements relating to the Trust Units are terminated, bid for or purchase Trust Units. The foregoing restrictions are subject to certain exceptions including (a) a bid for or purchase of Trust Units if the bid or purchase is made through the facilities of the TSX in accordance with the Universal Market Integrity Rules of Market Regulation Services Inc., (b) a bid or purchase on behalf of a client, other than certain prescribed clients, provided that the client's order was not solicited by the Underwriter, or if the client's order was solicited, the solicitation occurred before the period of distribution as prescribed by the rules, and (c) a bid or purchase to cover a short position entered into prior to the period of distribution as prescribed by the rules. The Underwriters may engage in market stabilization or market balancing activities on the TSX where the bid for or purchase of the Trust Units is for the purpose of maintaining a fair and orderly market in the Trust Units, subject to price limitations applicable to such bids or purchases. Such transactions, if commenced, may be discontinued at any time.

        The Trust has agreed that it will not, without the prior consent of CIBC World Markets Inc. on behalf of the Underwriters pursuant to the Underwriting Agreement, which consent may not be unreasonably withheld, directly or indirectly, authorize, issue or sell any Trust Units or any securities giving the right to acquire Trust Units or agree or announce the intention to do so, at any time prior to the date 90 days following the Closing, except for issuances under the trust unit rights incentive plan of the Trust, the restricted unit plan of the Trust or the Long Term Incentive Plan of the Trust, the issuance of Trust Units pursuant to the distribution reinvestment and optional trust unit purchase plan of the Trust and the issuance of securities upon the exercise of other currently existing rights, including without limitation in connection with the PC Exchangeable Shares.

        Certificates for the Trust Units will be available for delivery at the closing of this offering, which is expected to take place on or about June 14, 2005 but in any event not later than June 16, 2005.

        The Underwriters have agreed not to offer, sell or deliver the Trust Units offered hereunder, as part of the distribution of such Trust Units at any time, within the United States or to, or for the benefit or account of, U.S. persons. Accordingly, this short form prospectus is not an offer to sell or the solicitation of an offer to buy any of these Trust Units within the United States nor is it an offer to sell to, or the solicitation of an offer to buy from, any U.S. persons any of these Trust Units.

DESCRIPTION OF THE TRUST UNITS

Trust Units

        An unlimited number of Trust Units may be created and issued pursuant to the Trust Indenture. Each Trust Unit represents an equal undivided beneficial interest in the assets of Trust. Each outstanding Trust Unit is entitled to an equal share of distributions by the Trust and, in the event of termination of the Trust, the net assets of the Trust. All Trust Units rank equally. Each Trust Unit entitles the holder thereof to one vote at all meetings of Unitholders. No Unitholder will be liable to pay any further calls or assessments in respect of the Trust Units. No conversion or preemptive rights attach to the Trust Units.

Special Voting Units

        An unlimited number of Special Voting Units are also issuable pursuant to the Trust Indenture. Special Voting Units may only be issued by the Trust in conjunction with the issuance by the Corporation or an affiliate of securities which are, by their terms, exchangeable into Trust Units. Each holder of a Special Voting Unit of record is entitled to vote at all meetings of Unitholders. The maximum number of votes attached to each Special Voting Unit shall be that number of Trust Units into which the exchangeable shares issued in conjunction with the Special Voting Unit and at that time outstanding are then exchangeable. The holders of Trust Units and the holder of Special Voting Units vote together as a single class on all matters. Special Voting Units have the foregoing rights in respect of voting at all meetings of unitholders but have no other rights and, for greater certainty, Special Voting Units do not represent a beneficial interest in the Trust. In the event that exchangeable shares issued in conjunction with a Special Voting Unit cease to be outstanding, such Special Voting Unit shall be deemed to be cancelled.

Trust Indenture

        The Trust Indenture, among other things, provides for the calling of meetings of Unitholders, the conduct of business thereof, notice provisions, the appointment and removal of the Trustee and the form of Trust Unit certificates. The Trust Indenture may be amended from time to time. Substantive amendments to the Trust Indenture, including early termination of the Trust and the sale or transfer of the property of the Trust as an entirety or substantially as an entirety, require approval by Special Resolution of the Unitholders. See "Information Relating to the Trust — Trust Indenture" in the AIF.

        The foregoing is a summary of certain provisions of the Trust Indenture. For a complete description of such Trust Indenture, reference should be made to the complete text of the Trust Indenture, copies of which may be viewed at the offices of, or obtained from the Trustee.

CONSOLIDATED CAPITALIZATION OF THE TRUST

        The following table sets forth the consolidated capitalization of the Trust as at December 31, 2004 and March 31, 2005 before and after giving effect to this offering:

	As at December 31, 2004	As at March 31, 2005	As at March 31, 2005 After Giving Effect to the Offering
	($ thousands, except unit and share amounts)
Long Term Debt(1)	214,414	239,237	167,686
Capital Leases	608	202	202
Unitholders' Equity(2)(3)(4)(5)	1,026,526	992,882	1,064,433
	(99,511,576 Units)	(100,206,640 Units)	(104,356,640 Units)
	(756,648 PC Exchangeable Shares)	(422,650 PC Exchangeable Shares)	(422,650 PC Exchangeable Shares)

Notes:

(1)
PC and PVT have a combined revolving working capital operating facility in the amount of $25 million and a syndicated facility in the amount of $390 million. Interest at a rate equal to the prime rate is payable on indebtedness under the working capital operating facility and interest is payable in respect of indebtedness under the syndicated facility at a rate between the prime rate and prime rate plus 80 basis points depending upon PC's debt to cash ratio or, at the Trust's option, banker's acceptances rates plus stamping fees. Indebtedness under the credit facilities is secured by a $600 million debenture containing a first ranking security interest on all of PC's assets. The limit of the syndicated facility is subject to adjustment from time to time to reflect changes in PC's and PVT's asset base. The next review date is April 2006.

(2)
In addition, as at March 31, 2005, rights were outstanding to purchase an aggregate of 179,632 Trust Units, having a weighted average exercise price of $13.60 which were granted pursuant to the Trust's unit rights incentive plan.

(3)
In addition, as at March 31, 2005, 125,424 restricted units were outstanding which were granted pursuant to the Trust's restricted unit plan, which restricted units entitled the holders to acquire 125,424 Trust Units, subject to adjustment for cash distributions paid to Unitholders.

(4)
In addition, as at March 31, 2005, 61,245 restricted units were outstanding which were granted pursuant to the Trust's long-term incentive plan, which restricted units entitled the holders to acquire 61,245 Trust Units, subject to adjustment in accordance with cash distributions paid to Unitholders and subject to meeting certain performance measures.

(5)
As at March 31, 2005, 422,650 PC Exchangeable Shares were outstanding entitling the holders to exchange shares at an exchange ratio of 1.27563. If all PC Exchangeable Shares were exchanged on March 31, 2005, there would be 539,147 additional Trust Units issued.

DISTRIBUTIONS TO UNITHOLDERS

        The following per Trust Unit distributions have been payable to Unitholders on record dates during the following periods.

Distribution Per Trust Unit
2002:
First Quarter	$0.43
Second Quarter	$0.41
Third Quarter	$0.42
Fourth Quarter	$0.45
2003:
First Quarter	$0.48
Second Quarter	$0.53
Third Quarter	$0.54
Fourth Quarter	$0.54
2004:
First Quarter	$0.48
Second Quarter	$0.48
Third Quarter	$0.48
Fourth Quarter	$0.48
2005:
First Quarter	$0.48
April	$0.16
May	$0.16

        Cash distributions by the Trust are payable on the last business day of each month to Unitholders of record on the tenth business day preceding the end of such month. Closing of this offering is expected to occur on or about June 14, 2005 but in any event not later than June 16, 2005. Accordingly, the first distribution in which purchasers of Trust Units are expected to be able to participate as holders of Trust Units will be the distribution to Unitholders of record on June 16, 2005, payable on June 30, 2005.

        Distributions may vary significantly from period to period based on, among other things, commodity prices and production levels. The Trust's acquisition and development activity will also impact the level of distributions. The Trust has historically been engaged in an active program of acquiring producing oil and gas properties with a view to replacing exploited reserves and increasing production in order to enhance distributions; however, there can be no assurance that such acquisitions will continue in the foreseeable future. Distributions for any given period will also vary to the extent cash flows are utilized for debt repayment, reserved for purposes of funding future operating costs, capital expenditures, reclamation obligations, general and administrative costs or debt service charges or to the extent such reserve is utilized in a particular period. Distributions per Trust Unit will also vary based on the number of outstanding Trust Units. There is no minimum distribution payable in any period.

PRICE RANGE AND TRADING VOLUME OF TRUST UNITS

        The Trust Units are listed and posted for trading on the TSX and on AMEX. The following table sets forth the high and low closing prices and the aggregate volume of trading of the Trust Units on the TSX and on AMEX for the periods indicated:

	Toronto Stock Exchange			American Stock Exchange
Period	High $	Low $	Average Daily Volume	High US$	Low US$	Average Daily Volume
2002
First Quarter	13.90	11.85	133,115	8.80	7.36	58,125
Second Quarter	13.43	11.86	99,730	8.50	7.80	61,700
Third Quarter	12.65	10.65	73,293	8.33	6.75	62,870
Fourth Quarter	11.89	10.10	104,237	7.48	6.48	80,130
2003
First Quarter	12.43	10.80	103,752	8.52	7.02	139,287
Second Quarter	13.41	10.79	248,402	9.98	7.48	310,449
Third Quarter	16.54	13.06	257,373	12.08	9.80	442,928
Fourth Quarter	18.80	15.95	233,814	14.55	11.90	435,908
2004
First Quarter	19.17	15.01	204,321	14.96	11.24	653,824
Second Quarter	18.00	14.80	188,990	13.48	11.03	318,521
Third Quarter	16.16	14.67	286,784	12.71	11.22	423,800
Fourth Quarter	17.15	14.52	185,181	13.65	12.16	518,348
2005
January	17.05	15.50	215,865	13.75	12.66	514,090
February	18.85	16.95	324,430	15.34	13.68	603,879
March	19.33	16.25	253,323	16.05	13.40	794,377
April	18.57	17.00	160,852	15.22	13.62	513,657
May (to May 25)	18.79	17.47	175,659	15.04	13.90	396,489

        On May 24, 2005 the last completed trading day on which the Trust Units traded prior to announcement of this offering, the closing price of the Trust Units was $18.66 on the TSX and US$14.80 on AMEX. On May 25, 2005 the closing price of the Trust Units was $18.26 on the TSX and US$14.46 on AMEX.

RELATIONSHIP BETWEEN PC'S AND PVT'S LENDERS AND THE UNDERWRITERS

        CIBC World Markets Inc., National Bank Financial Inc., RBC Dominion Securities Inc., Scotia Capital Inc. and BMO Nesbitt Burns Inc., five of the Underwriters, are direct or indirect wholly-owned subsidiaries of Canadian chartered banks which are lenders to PC and PVT and to which PC and PVT are indebted. See note (1) to the table under "Consolidated Capitalization of the Trust" for a description of the credit facility of PC and PVT. Consequently, the Trust may be considered to be a connected issuer of these Underwriters for the purposes of securities regulations in certain provinces. PC and PVT are currently in compliance with the terms of the credit facility. The decision to distribute the Trust Units hereby and the determination of the terms of distribution were made through negotiations between PC, on behalf of the Trust, and CIBC World Markets Inc., on behalf of the Underwriters. The banks did not have any involvement in such decision or determination; however, the banks have been advised of the issuance and the terms thereof. As a consequence of this issuance, CIBC World Markets Inc., National Bank Financial Inc., RBC Dominion Securities Inc., Scotia Capital Inc. and BMO Nesbitt Burns Inc. will receive their respective share of the Underwriters' fee. All of the net proceeds of this offering will initially be used to repay a portion of the indebtedness of PC and PVT to such banks. See "Use of Proceeds".

        CIBC World Markets Inc. and Scotia Capital Inc. have performed financial advisory work for the Trust since the commencement of the Trust's last completed fiscal year.

CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

        In the opinion of Burnet, Duckworth & Palmer LLP and Blake, Cassels & Graydon LLP (collectively, "Counsel"), the following summary fairly and adequately describes the principal Canadian federal income tax considerations pursuant to the Tax Act generally applicable to a subscriber who acquires Trust Units pursuant to the offering and who, for purposes of the Tax Act and at all relevant times, is a person resident or deemed to be resident in Canada, holds the Trust Units as capital property and deals at arm's length with the Trust and the Underwriters. Generally speaking, the Trust Units will be considered to be capital property to a holder provided the holder does not hold the Trust Units in the course of carrying on a business of trading or dealing in securities and has not acquired them in one or more transactions considered to be an adventure in the nature of trade. Certain holders who might not otherwise be considered to hold their Trust Units as capital property may, in certain circumstances, be entitled to have them treated as capital property by making the election permitted by subsection 39(4) of the Tax Act. This summary is not applicable to: (i) a holder that is a "financial institution", as defined in the Tax Act for purposes of the mark-to-market rules; (ii) a holder an interest in which would be a "tax shelter investment" as defined in the Tax Act; or (iii) a holder that is a "specified financial institution" as defined in the Tax Act. Any such holder should consult its own tax advisor with respect to an investment in the Securities.

        This summary is based upon the provisions of the Tax Act and the Income Tax Regulations (the "Regulations") in force as of the date hereof and Counsel's understanding of the current published administrative practices of the Canada Revenue Agency ("CRA"). Except for specifically proposed amendments (the "Proposed Amendments") to the Tax Act and the Regulations that have been publicly announced by the federal Minister of Finance prior to the date hereof, this summary does not take into account or anticipate changes in the income tax law, whether by legislative, regulatory or judicial action, nor any changes in the administrative practices of the CRA. This summary is not exhaustive of all Canadian federal income tax considerations nor does it take into account any provincial, territorial or foreign tax considerations arising from the acquisition, ownership or disposition of the Trust Units. Except as otherwise indicated, this summary is based on the assumption that all transactions described herein occur at fair market value.

        This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any prospective purchaser or holder of Trust Units, and no representations with respect to the income tax consequences to any prospective purchaser or holder are made. Consequently, prospective holders should consult their own tax advisors with respect to their particular circumstances.

The Trust

Status of the Trust

        Based upon representations of PC and the Trustee as to certain factual matters, the Trust qualifies as a "unit trust" and a "mutual fund trust" as defined in the Tax Act, and this summary assumes that the Trust will also qualify at the time of acquisition of the Trust Units by subscribers under this offering, and will continue to qualify thereafter, as a unit trust and as a mutual fund trust for the purposes of the Tax Act. The qualification of the Trust as a mutual fund trust under the Tax Act requires that certain factual conditions generally be met throughout its existence. These conditions generally include that the Trust must generally have at least 150 Unitholders each of whom owns not less than one "block" of Units having an aggregate fair market value of not less than $500 where a "block" of Units, in this case, means 100 Units if the fair market value of one Unit is less than $25. The Trust must also restrict its activities to investing and may not carry on any business. The Trust must also not be established nor maintained primarily for the benefit of non-residents. Under proposed amendments announced in the 2004 Federal Budget and released as draft legislation on September 16, 2004, a trust would be considered to be maintained primarily for the benefit of non-residents and would cease to qualify as a mutual fund trust at the time trust units having more than 50% of the fair market value of all issued trust units are held by non-residents of Canada or partnerships in which all of the partners are not residents of Canada (a "non-Canadian partnership"). However, in a press release issued on December 6, 2004 the Minister of Finance indicated that these proposed amendments would be suspended and further discussions would take place with the private sector concerning the appropriate tax treatment of investments by non-residents in mutual fund trusts holding interest in resource properties. Accordingly the Notice of Ways and Means Motion tabled by the Minister of Finance on December 6, 2004 did not include the proposed amendments relating to investments in mutual fund trusts by non-residents originally released on September 16, 2004. See the discussion under the headings "Risk Factors — Risks Related to the Securities Markets and the Ownership of Trust Units — Mutual Fund Trust" and "Risk Factors — Risks Related to the Securities Markets and the Ownership of Trust Units — Change in the Trust's Status under Tax Laws" in the AIF.

        Counsel has been advised by PC that the Trust has satisfied the foregoing factual requirements and that it is intended these requirements will continue to be satisfied so that the Trust will continue to qualify as a mutual fund trust, and the balance of this summary assumes that the Trust does and will continue to so qualify. In the event the Trust were not to qualify as a mutual fund Trust, the income tax considerations would, in some respects, be materially different from those described below. The Trust will continue to so qualify as a mutual fund trust throughout its taxation year if it so qualifies at the beginning of the taxation year and it would not otherwise qualify at any other particular time in such taxation year only by virtue of the dispersal of ownership of Units.

        If the Trust ceases to qualify as a mutual fund trust, it will be required to pay a tax under Part XII.2 of the Tax Act. The payment of Part XII.2 tax by the Trust may have adverse income tax consequences for certain Unitholders including non-resident persons and Exempt Plans that acquire an interest in the Trust.

Taxation of the Trust

        The Trust is subject to taxation in each taxation year on its income for the year, including net realized taxable capital gains, less the portion thereof that is paid or payable in the year to Unitholders and which is deducted by the Trust in computing its income for purposes of the Tax Act. An amount will be considered to be payable to a Unitholder in a taxation year if it is paid in the year by the Trust or the Unitholder is entitled in that year to enforce payment of the amount. The taxation year of the Trust is the calendar year.

        The Trust will be required to include in its income any amounts accrued in respect of the royalties held by the Trust. The Trust will also be required to include in its income interest that accrues to the Trust to the end of the year, or becomes receivable or is received by the Trust before the end of the year, except to the extent that such interest was included in computing its income for a preceding taxation year, any dividends paid or deemed to be received on shares owned by the Trust and any amounts paid or payable to the Trust in respect of its interest in PVT. Provided that appropriate designations are made by the Trust, all dividends which would otherwise be included in its income as dividends received on shares held by the Trust will be deemed to have been received by Unitholders and not to have been received by the Trust.

        Generally, the Trust may deduct, in computing its income from all sources for a taxation year, an amount not exceeding 10% on a declining balance basis of its cumulative Canadian oil and gas property expense ("COGPE") account at the end of that year, pro-rated for short taxation years. If, after taking into account all additions and deductions for any taxation year, the balance of the cumulative COGPE account of the Trust is negative at the end of the taxation year, the negative balance will be included in the income of the Trust for such year.

        Where as a result of a release or other disposition of a royalty by the Trust, proceeds of disposition become receivable by the Trust in a taxation year, the amount of such proceeds ("Disposition Proceeds") will be required to be deducted from the balance of the Trust's cumulative COGPE account otherwise determined. If all or a portion of the Disposition Proceeds receivable in a taxation year is utilized in that year by the Trust to acquire additional interests in respect of one or more "Canadian resource properties", as defined under the Tax Act, the amount so utilized will be added, in that year, to its cumulative COGPE account.

        In addition to annual deductions in respect of its cumulative COGPE account, the Trust will be entitled to deduct on an annual basis reasonable administrative expenses incurred in its ongoing operations. The Trust will be entitled to deduct, over five years on a straight-line basis, any costs incurred by it in connection with the issuance of Units.

        A special transitional measure has been enacted in respect of the federal income tax treatment of ARTC. Under the transitional measure, only one-half of the otherwise includable amount of the ARTC will be added to income for federal income tax purposes for calendar years 2003 through 2007. For calendar years 2008 through 2012, the effective inclusion rate for ARTC will increase by 10 percentage points per year, with full inclusion in 2012.

        Under the Trust Indenture, an amount equal to all of the royalty, interest, dividend and other income of the Trust for each year, together with the taxable and non-taxable portion of any capital gains realized by the Trust in the year (net of the Trust's expenses and amounts, if any, required to be retained to pay any tax liability of the Trust and certain other amounts) will be payable to the holders of Units. Disposition Proceeds will also be payable to the holders of Units to the extent such proceeds create a negative balance in the cumulative COGPE account of the Trust as of December 31 of any year. Subject to the exceptions described below, all amounts payable to the holders of Units shall be paid by way of cash distributions. Under the Trust Indenture, the Trust may, in certain circumstances, issue its own notes ("Repurchase Notes") or distribute notes of PC held by the Trust to finance the repurchase of Units.

        For purposes of the Tax Act, Counsel is advised that the Trust intends to deduct, in computing its income, the full amount available for deduction in each year to the extent of its income for the year otherwise determined. As a result of such deduction from income, it is expected that the Trust will not be liable for any material amount of tax under the Tax Act. However, no assurances can be given in this regard. Losses incurred by the Trust cannot be allocated to Unitholders but may be deducted by the Trust in future years in accordance with the Tax Act.

        PC is entitled to claim ARTC under the Alberta Corporate Tax Act in respect of properties located in Alberta which are not "restricted resource properties". The ARTC is based on a price-sensitive formula linked to crude oil prices. Credits vary from a high of 75% of eligible Alberta Crown royalties to a low of 25% of eligible Alberta Crown royalties. The maximum Crown royalty to which the rate applies annually is $2 million per applicant or associated group of applicants. Eligible Alberta Crown royalties exclude royalties in respect of properties which are defined as "restricted resource properties" under the Alberta Corporate Tax Act. ARTC received is required to be included in income as to 35% in 2005, 65% in 2006 and in full thereafter.

Unitholders

Taxation of Unitholders Resident in Canada

        Income of a Unitholder from the Units will be considered to be income from property and not resource income (or "resource profits") for the purposes of the Tax Act. Any loss of the Trust for the purposes of the Tax Act cannot be allocated to and treated as a loss of a Unitholder.

        A Unitholder will generally be required to include in computing income for a particular taxation year of the Unitholder the portion of the net income of the Trust for a taxation year, including taxable dividends and net realized taxable capital gains determined for purposes of the Tax Act, that is paid or payable to the Unitholder in that particular taxation year.

        Provided that appropriate designations are made by the Trust, such portions of its net taxable capital gains and taxable dividends as are paid or payable to a Unitholder will effectively retain their character as taxable capital gains and taxable dividends, respectively, and shall be treated as such in the hands of the Unitholder for purposes of the Tax Act. Such dividends will be subject, among other things, to the gross-up and dividend tax credit provisions in respect of individuals, the refundable tax under Part IV of the Tax Act in respect of certain corporations, and the deduction in computing taxable income in respect of dividends received by taxable Canadian corporations.

        Based on the distribution policy of the Trust, the amount distributed to Unitholders in a year may exceed the income of the Trust for tax purposes for that year. Distributions in excess of the Trust's taxable income in a year will not generally be included in computing the income of the Unitholders from the Trust for tax purposes. However, a Unitholder is required to reduce the adjusted cost base of the Unitholder's Trust Units by the portion of any amount paid or payable to the Unitholder by the Trust (other than the non-taxable portion of certain capital gains) that was not included in computing Unitholder's income, and will realize a capital gain in a year to the extent the adjusted cost base of the Unitholder's units would otherwise be a negative amount.

        Upon the disposition or deemed disposition by a holder of a Unit, whether on redemption or otherwise, the Unitholder will generally realize a capital gain (or a capital loss) equal to the amount by which the proceeds of disposition are greater (or less) than the aggregate of the Unitholder's adjusted cost base of the Unit and any reasonable costs of disposition. The cost of any Units acquired must be averaged with the cost of any other Units held by the Unitholder to determine the adjusted cost base of each Unit held. Where Units are redeemed and notes of PC are distributed or Repurchase Notes are issued to the Unitholder in satisfaction of the aggregate redemption price, the proceeds of disposition to the holder of the Units will generally be equal to the adjusted cost base to the Trust of the notes of PC so distributed or the fair market value of the Repurchase Notes so issued, as the case may be. A capital loss realized on the disposition of a Unit will generally be reduced by the amount of any non-taxable dividends payable to the Unitholder and, where the Unitholder is a corporation, the amount of any taxable dividends that are deductible by the corporation in computing taxable income. Similar rules apply where the Unitholder is a partnership or a Trust. Where a Unitholder that is a corporation or a Trust (other than a mutual fund Trust) disposes of a Unit, the Unitholder's capital loss from the disposition will generally be reduced by the amount of dividends from taxable Canadian corporations previously designated by the Trust to the Unitholder except to the extent that a loss on a previous disposition of a Unit has been reduced by such dividends. Analogous rules apply where a corporation or Trust (other than a mutual fund trust) is a member of a partnership that disposes of Units.

        One-half of any capital gain realized by a Unitholder on a disposition or deemed disposition of Units, and the amount of any net taxable capital gains designated by the Trust in respect of the Unitholder, will be included in the Unitholder's income under the Tax Act in the year of disposition or designation, as the case may be, as a taxable capital gain. To the extent and under the circumstances described in the Tax Act, one-half of any capital loss (an "allowable capital loss") realized by a Unitholder upon a disposition of Units must be deducted against any taxable capital gains realized by the Unitholder in the applicable taxation year and any excess thereof may be deducted against, (i) net taxable capital gains in any of the three preceding taxation years, and (ii) net taxable capital gains in any subsequent taxation year.

        The cost of any note of PC distributed or Repurchase Note issued to a Unitholder by the Trust upon a redemption of Units will be equal to the fair market value of the note of PC or Repurchase Note, as the case may be, at the time of the distribution or issuance, as applicable, less any accrued interest thereon. Such a Unitholder will be required to include in income interest paid or accrued on the note of PC or Repurchase Note in accordance with the provisions of the Tax Act. To the extent that a Unitholder is required to include in income any interest that had accrued to the date of the acquisition of the note of PC or Repurchase Note, an offsetting deduction may be available. For purposes of computing the adjusted cost base to a holder of notes of PC or Repurchase Notes the respective costs must be averaged with the adjusted cost base to the holder of all other notes of PC or Repurchase Notes, as the case may be, held at that time by the holder as capital property. Unitholders who receive a note of PC or a Repurchase Note should consult their own tax advisors with respect to the income tax consequences of holding such note or Repurchase Note.

        Taxable capital gains realized by a Unitholder who is an individual may give rise to alternative minimum tax depending on the Unitholder's circumstances. A Unitholder that throughout the relevant taxation year is a "Canadian-controlled private corporation", as defined in the Tax Act, may be liable to pay an additional refundable tax of 6 2/3% on certain investment income, including income that was received or became receivable from the Trust in the relevant taxation year and taxable capital gains arising from a disposition of Units.

Tax Exempt Unitholders

        Provided that the Trust qualifies as a mutual fund trust under the Tax Act, the Units will be qualified investments for Trusts governed by Exempt Plans. Exempt Plans will generally not be liable for tax in respect of any distributions received from the Trust or any capital gain realized on the disposition of any Units. If the Trust ceases to qualify as a mutual fund trust, the Units will cease to be qualified investments for Exempt Plans. Where, at the end of any month, an Exempt Plan holds Units that are not qualified investments, the Exempt Plan must, in respect of that month, pay a tax under Part XI.1 of the Tax Act equal to 1% of the fair market value of the Units at the time such Units were acquired by the Exempt Plan. In addition, where a Trust governed by a registered retirement savings plan or a registered retirement income fund holds Units that are not qualified investments, the Trust will become taxable on its income attributable to the Units while they are not qualified investments. Where a Trust governed by a registered education savings plan holds Units that are not qualified investments, the registration of the registered education savings plan may be revoked.

        The Trust has advised Counsel that the cost amount of foreign property of the Trust, if any, will be less than 30% of the cost amount of all property of the Trust. Accordingly, the Units will not constitute foreign property for Exempt Plans (other than registered education savings plans which are not subject to the foreign property rules), registered pensions plans or other persons subject to tax under Part XI of the Tax Act, provided that the Trust continues to qualify as a mutual fund trust under the Tax Act.

        On February 23, 2005, the Minister of Finance (Canada) announced a proposal to repeal the foreign property rules effective as of January 1, 2005. No assurance can be given that this proposal will be enacted as currently proposed or at all.

Interest on Funds Borrowed to Acquire Trust Units

        Reasonable amounts of interest which are paid or payable pursuant to a legal obligation by a Unitholder on borrowed money used to acquire Trust Units will generally be deductible in computing the Unitholder's income for the period during which the person holds the Trust Units. Applicable to taxation years that begin after 2004, the Proposed Amendments will limit the deductibility of losses from a source such as property (including a Trust Unit) in computing the income of a Unitholder under the Tax Act, to the extent that the loss is considered to arise from a source from which it is not reasonable to expect the Unitholder will realize a cumulative profit (calculated without reference to capital gains and capital losses) in the period in which the Unitholder has held and may reasonably be expected to hold the property. No assurance can be given that this proposal will be enacted as proposed, or at all.

        Unitholders who intend to borrow funds to finance the acquisition of Trust Units are advised to consult their own tax advisors with respect to the deductibility of interest payable in respect of such funds.

ELIGIBILITY FOR INVESTMENT

        In the opinion of Counsel, provided the Trust qualifies as a mutual fund trust, the Trust Units will be qualified investments under the Tax Act for Exempt Plans. If the Trust ceases to qualify as a mutual fund trust, Trust Units will cease to be qualified investments for Exempt Plans. Adverse tax consequences may apply to an Exempt Plan, or an annuitant thereunder, if the Exempt Plan acquires or holds property that is not a qualified investment for the Exempt Plan.

RISK FACTORS

        An investment in the Trust Units is subject to certain risks. Investors should carefully consider the risks described under "Risk Factors" in the AIF.

INTEREST OF EXPERTS

        Certain legal matters in connection with the issuance of the Trust Units offered hereby will be passed upon on behalf of the Trust by Burnet, Duckworth & Palmer LLP, Calgary, and on behalf of the Underwriters by Blake, Cassels & Graydon LLP, Calgary. As of the date hereof, each of the partners and associates of Burnet, Duckworth & Palmer LLP, as a group, and the partners and associates of Blake, Cassels & Graydon LLP, as a group, owned less than 1% of the outstanding Trust Units.

        Reserve estimates contained in the AIF, and incorporated by reference into this prospectus, are based upon reports prepared by GLJ, as independent consultants, as of December 31, 2004 with respect to reserves of PC. As of the date hereof, the partners, as a group, of GLJ own, directly or indirectly, less than 1% of the outstanding Trust Units.

AUDITORS, TRANSFER AGENT AND REGISTRAR

        The auditors of the Trust are Deloitte & Touche LLP, Chartered Accountants, 3000, 700 - 2nd Street S.W., Calgary, Alberta, T2P 0S7.

        The transfer agent and registrar for the Trust Units is Computershare Trust Company of Canada at its principal offices in Calgary and Toronto.

CONSENT OF AUDITORS

        We have read the preliminary short form prospectus of Petrofund Energy Trust (the "Trust") dated May 26, 2005 relating to the sale and issue of Trust Units of the Trust (the "Prospectus"). We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

        We consent to the incorporation by reference in the Prospectus of our report to the unitholders of the Trust on the consolidated balance sheet of the Trust as at December 31, 2004 and 2003 and the consolidated statements of operations and accumulated earnings and cash flows for each of the years in the three-year period ended December 31, 2004. Our report is dated March 1, 2005.

        We also consent to the incorporation by reference in the Prospectus of our report to the Directors of Ultima Ventures Corp. and Ultima Acquisitions Corp. on the consolidated balance sheet of Ultima Energy Trust as at December 31, 2003 and 2002 and the consolidated statements of income and deficit and cash flows for the years then ended. Our report is dated February 24, 2004 (except as to Notes 14 and 15 which are as of April 30, 2004).

Calgary, Alberta May 26, 2005	(Signed) DELOITTE & TOUCHE LLP Chartered Accountants

OTHER SUPPLEMENTAL DISCLOSURES ABOUT OIL AND GAS ACTIVITIES
(unaudited)

        The tables in this section set forth oil and gas information prepared by the Trust in accordance with U.S. disclosure standards, pertaining to FAS 69, "Disclosure about Oil and Gas Producing Activities".

Standardized Measure of Discounted Future Net Cash Flows and Changes Therein

        In calculating the standardized measure of discounted future net cash flows, year-end constant prices and cost assumptions were applied to the Trust's annual future production from proved reserves to determine cash inflows. Future production and development costs are based on constant price assumptions and assume the continuation of existing economic, operating and regulatory conditions. Future income taxes are calculated by applying statutory income tax rates to future pre-tax cash flows after provision for the tax cost of the oil and natural gas properties based upon existing laws and regulations. The Trust is currently not taxable. The discount was computed by application of a 10 percent discount factor to the future net cash flows. The calculation of the standardized measure of discounted future net cash flows is based upon the discounted future net cash flows prepared by the Trust's independent qualified reserves evaluators in relation to the reserves they respectively evaluated, and adjusted by the Trust is to account for management's estimates of risk management activities, asset retirement obligations and future income taxes.

        The Trust's cautions that the discounted future net cash flows relating to proved oil and gas reserves are an indication of neither the fair market value of the Trust's oil and gas properties, nor of the future net cash flows expected to be generated from such properties. The discounted future cash flows do not include the fair market value of exploratory properties and probable or possible oil and gas reserves, nor is consideration given to the effect of anticipated future changes in crude oil and natural gas prices, development, asset retirement and production costs and possible changes to tax and royalty regulations. The prescribed discount rate of 10 percent may not appropriately reflect future interest rates.

Capitalized Costs Relating to Oil and Gas Producing Activities
($ thousands)

	As at December 31,
	2004	2003	2002
Proved oil and gas properties	$1,858,291	$1,364,296	$1,194,736
Unproved oil and gas properties	21,071	16,316	25,436

Total capital costs(1)	1,879,362	1,380,612	1,220,172
Accumulated depletion and depreciation	793,886	658,151	587,457

Net capitalized costs	$1,085,476	$722,461	$632,715

(1)
Certain numbers have been restated to conform to the 2004 presentation, as indicated in the Trust's 2004 Annual Report.

Costs Incurred in Oil and Gas Property Acquisition,
Exploration and Development Activities
($ thousands)

	For the Years Ended December 31,(1)
	2004	2003	2002
Property acquisition costs(1)
Proved oil and gas properties	$605,840	$82,100	$188,500
Unproved oil and gas properties	1,695	1,700	2,300
Exploration costs(2)	678	5,700	2,670
Development costs(3)	75,637	64,000	35,830

Total	$683,850	$153,500	$229,300

(1)
Acquisitions are net of disposition of properties.

(2)
Cost of geological and geophysical capital expenditures and drilling costs for exploration wells drilled.

(3)
Development and facilities capital expenditures.

Results of Operations for Producing Activities
($ thousands)

	For the Years Ended December 31,(1)
	2004	2003	2002
Oil and gas sales, net of royalties and commodity contracts	$368,139	$313,787	$224,758
Lease operating costs and capital taxes	106,871	93,705	76,911
Transportation costs	5,862	5,482	4,516
Depletion, depreciation and accretion	138,495	95,044	80,081

Operating income	116,911	119,556	63,250
Income taxes(2)	539	569	38

Results of operations	$116,372	$118,987	$63,212

(1)
Certain numbers have been restated to conform to the 2004 presentation, as indicated in the Trust's 2004 Annual Report.

(2)
The Trust is currently not taxable, current income tax disclosed for the years 2002 through 2004 represent Large Corporation Tax, which is calculated by reference to balance sheet items (debt and equity) and not by income items.

Reserve Quantity Information for the Year Ended December 31, 2004*
Constant Prices and Costs

	Net Proved Developed and Proved Undeveloped Reserves
	Light and Medium Oil	Heavy Oil	Natural Gas	Natural Gas Liquids	Barrels of Oil Equivalent
	(mbbls)	(mbbls)	(bcf)	(mbbls)	(mboe)
Beginning of year	37,793	750	164	4,036	69,957
Extensions	170	—	6	17	1,005
Improved recovery	567	45	9	56	2,090
Technical revisions	2,769	168	7	353	4,461
Discoveries	—	—	1	8	151
Acquisitions	23,163	—	21	594	27,305
Dispositions	—	—	—	—	(26)
Economic factors	36	4	1	9	138
Production	(4,757)	(95)	(24)	(596)	(9,482)

End of year	59,740	872	184	4,477	95,694

	Net Proved Developed Reserves
	Light and Medium oil	Heavy Oil	Natural Gas	Natural Gas Liquids	Barrels of Oil Equivalent
	(mbbls)	(mbbls)	(bcf)	(mbbls)	(mboe)
Beginning of year	29,978	750	160	3,781	61,192
End of year	45,872	872	176	4,160	80,245

*
Columns may not add due to rounding.

Standardized Measure of Discounted Future Net Cash Flows
Relating to Proved Oil and Gas Reserves
($ thousands)

2004
Future cash inflows	$3,761,000
Future production costs	1,489,000
Future development costs	251,000

Undiscounted pre-tax cash flows	2,021,000
Future income taxes(1)	—

Future net cash flows	2,021,000
Less 10% annual discount factor	864,000

Standardized measure of discounted future net cash flows	$1,157,000

(1)
The Trust is currently not taxable.

Reconciliation of Changes in Standardized Measure of Discounted Future Net Cash Flows
Relating to Proved Oil and Gas Reserves
($ thousands)

2004
Standardized measure of discounted future net cash flows, beginning of year	$815,000
Oil and gas sales during the period(1)	(313,000)
Changes due to prices, production costs and royalties related to forecast production(2)	133,000
Development costs during the period(3)	(78,000)
Changes in forecast development costs(4)	90,000
Changes resulting from extensions and improved recovery(5)	40,000
Changes resulting from discoveries(5)	2,000
Changes resulting from acquisitions of reserves(5)	321,000
Changes resulting from dispositions of reserves(5)	—
Accretion of discount(6)	81,000
Net change in income taxes(7)	—
Changes resulting from technical reserves revisions plus all other changes	66,000

Standardized measure of discounted future net cash flows, end of year	$1,157,000

(1)
Net of production costs and royalties, before income taxes.

(2)
The impact of changes in prices and other economic factors on future net revenue.

(3)
Actual capital expenditures relating to the exploration and development and production of oil and gas reserves.

(4)
Includes the difference between actual and forecast development costs during the period.

(5)
Production and capital costs associated with recovery of the related reserves are included in this category.

(6)
10% of after adjustments for dispositions.

(7)
Includes the difference between actual and forecast income taxes during the period. The Trust is currently not taxable.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

        The following documents have been filed with the SEC as part of the Registration Statement of which this prospectus forms a part: the Underwriting Agreement between the Trust and the underwriters listed thereto, dated May 26, 2005; the documents referred to under "Documents Incorporated by Reference"; consents of Burnet, Duckworth & Palmer LLP, Deloitte & Touche LLP, Blake, Cassels & Graydon LLP and Gilbert Laustsen Jung Associates Ltd.; Power of Attorney; and the Amended and Restated Trust Indenture dated November 16, 2004 between the Trust and Computershare Trust Company of Canada, as trustee.

APPENDIX "A"

UNAUDITED PRO FORMA COMBINED
FINANCIAL STATEMENTS OF PETROFUND ENERGY TRUST

COMPILATION REPORT

To the Directors of Petrofund Corp.:

        We have read the accompanying unaudited pro forma combined statement of operations of Petrofund Energy Trust ("Petrofund") for the year ended December 31, 2004, and have performed the following procedures.

1.
Compared the figures in the column captioned "Petrofund Energy" to the audited Consolidated Financial Statements of Petrofund as at December 31, 2004 and for the year then ended and found them to be in agreement.

2.
Compared the figures in the columns captioned "Ultima Energy" to the unaudited Consolidated Financial Statements of Ultima Energy Trust ("Ultima") as at March 31, 2004 and for the three-month period then ended and to Ultima's accounting records for the period April 1, 2004 to June 16, 2004, and found them to be in agreement.

3.
Made enquiries of certain officials of Petrofund who have responsibility for financial and accounting matters about:

(a)
the basis for determination of the pro forma adjustments; and

(b)
whether the pro forma combined statement of operations complies as to form in all material respects with the regulatory requirements of the various Securities Commissions and similar regulatory authorities in Canada.

  The officials of Petrofund:

  (a)
  described to us the basis for determination of the pro forma adjustments; and

  (b)
  stated that the pro forma combined statement of operations complies as to form in all material respects with the regulatory requirements of the various Securities Commissions and similar regulatory authorities in Canada.

4.
Read the notes to the pro forma combined statement of operations and found them to be consistent with the basis described to us for determination of the pro forma adjustments.

5.
Recalculated the application of the pro forma adjustments to the aggregate of the amounts in the columns captioned "Petrofund Energy" and "Ultima Energy" for the year ended December 31, 2004, and found the amounts in the column captioned "Pro Forma Combined" to be arithmetically correct.

        A pro forma financial statement is based on management assumptions and adjustments which are inherently subjective. The forgoing procedures are substantially less than either an audit or a review, the objective of which is the expression of assurance with respect to management's assumption, the pro forma adjustments, and the application of the adjustments to the historical financial information. Accordingly, we express no such assurance. The foregoing procedures would not necessarily reveal matters of significance to the pro forma statement of operations, and we therefore make no representation about the sufficiency of the procedures for the purposes of a reader of such statement.

Calgary, Alberta	(signed) DELOITTE & TOUCHE LLP
May 26, 2005	Chartered Accountants

COMMENTS BY INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS
FOR UNITED STATES OF AMERICA READERS ON DIFFERENCES
BETWEEN CANADIAN AND UNITED STATES REPORTING STANDARDS

        The above compilation report, provided solely pursuant to Canadian requirements, is expressed in accordance with standards of reporting generally accepted in Canada. To report in conformity with the United States of America standards on the reasonableness of the pro forma adjustments and their application to the pro forma financial statements would require an examination or review which would be substantially greater in scope than the review as to compilation only that we have conducted. Consequently, under the United States of America standards, such compilation report would not be included.

Calgary, Alberta	(signed) DELOITTE & TOUCHE LLP
May 26, 2005	Independent Registered Chartered Accountants

PRO FORMA COMBINED STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2004

(thousands of Canadian dollars, except per unit amounts)
(unaudited)

		Ultima Energy
	Petrofund Energy	Jan. 1 to Mar. 31	Apr. 1 to Jun. 16	Pro Forma Adjustments	Pro Forma Combined	Notes
REVENUES
Oil and gas sales	$517,081	$36,176	$34,880	$—	$588,137	—
Royalties	(100,230)	(6,695)	(6,099)	—	(113,024)	—
Loss on commodity contracts	(48,712)	(5,599)	(5,875)	—	(60,186)	—

	368,139	23,882	22,906	—	414,927

EXPENSES
Lease operating	103,610	6,037	7,004	—	116,651	—
Transportation costs	5,862	586	466	—	6,914	—
Financing costs	5,849	545	371	2,061	8,826	2.4
General and administrative	14,441	1,778 986	986	—	17,205	—
Unit based compensation	—	765	1,657	—	2,422	—
Capital taxes	3,261	8	85	—	3,354	—
Depletion, depreciation and accretion	153,079	12,443	10,590	1,610	177,722	2.3
Merger costs	—	—	7,479	—	7,479	2.5

	286,102	22,162	28,638	3,671	340,573	—

Income (loss) before provision for income taxes	82,037	1,720	(5,732)	(3,671)	74,354	—

Provision for (recovery of) income taxes
Current	539	—	—	—	539	—
Future	7,139	(198)	—	—	6,941	—

	7,678	(198)	—	—	7,480	—

Net income (loss)	$74,359	$1,918	$(5,732)	$(3,671)	$66,874	—

Net Income per Trust unit (Note 3)
Basic	$0.84				$0.67
Diluted	$0.84				$0.67

The accompanying notes are an integral part of this financial statement.

NOTES TO PRO FORMA COMBINED STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2004

(unaudited)

1.     BASIS OF PRESENTATION

  The accompanying unaudited pro forma combined statement of operations (the "Pro Forma Statement") of Petrofund Energy Trust ("Petrofund") has been prepared by management in accordance with Canadian generally accepted accounting principles ("GAAP") for inclusion in the preliminary prospectus dated May 26, 2005.

  The Pro Forma Statement has been prepared from, and should be read in conjunction with, the audited Consolidated Financial Statements of Petrofund as at and for the year ended December 31, 2004 and the unaudited interim Consolidated Financial Statements of Ultima Energy Trust ("Ultima") as at and for the three-month period ended March 31, 2004. Other information which was available at the time of preparation of the Pro Forma Statement has also been considered. In the opinion of management, this Pro Forma Statement includes all material adjustments necessary for fair presentation.

  The Pro Forma Statement is not necessarily indicative either of the results of operations that would have occurred for the year ended December 31, 2004 had the acquisition of all of the assets and liabilities of Ultima been effected on January 1, 2004, or of the results of operations expected in 2005 and future years.

  In preparing this Pro Forma Statement, no adjustments have been made to recognize any operating synergies or general and administrative cost savings which would be expected to occur as a result of combining the operations of Petrofund and Ultima.

2.     PRO FORMA ASSUMPTIONS AND ADJUSTMENTS

  The unaudited pro forma combined statement of operations for the year ended December 31, 2004 gives effect to the acquisition by Petrofund of all of the assets of Ultima, the assumption of all liabilities of Ultima and the redemption of all of the outstanding trust units of Ultima (other than one trust unit held by Petrofund) and other adjustments as if they had occurred on January 1, 2004.

  Accounting policies used in the preparation of the Pro Forma Statement are in accordance with those used in the preparation of the audited Consolidated Financial Statements of Petrofund as at and for the year ended December 31, 2004.

  The Pro Forma Statements give effect to the following assumptions and adjustments:

2.1
Pursuant to the terms of the combination agreement, Petrofund issued 26.4 million Petrofund trust units which were distributed to the unitholders of Ultima on redemption of their Ultima trust units. After giving effect to the acquisition, Petrofund acquired all of the assets and assumed all of the liabilities of Ultima, and Ultima Unitholders became holders of Petrofund trust units on the basis of 0.442 Petrofund Trust units for each Ultima trust unit. The value assigned to each Petrofund trust unit of $17.12 was based on the weighted average trading price of the trust units for the period commencing five days before and ending five days after the acquisition was announced. The following table sets out the allocation of the purchase price to Ultima's assets and liabilities:

Purchase Price Allocation	$ Cdn (000's)
Current assets	$22,244
Asset retirement reserve	1,549
Goodwill	178,110
Oil and gas royalty and property interests	384,987
Current liabilities	(17,791)
Long-term debt	(110,407)
Asset retirement obligations	(16,672)
Future income taxes	12,725

$454,745

2.2
The provision for depletion, depreciation and accretion has been adjusted to reflect the value assigned to Ultima's oil and gas royalty and property interests and the consolidated oil and gas reserve volumes.

2.3
Financing costs has been adjusted to reflect the increase in long-term debt as described in note 2.1, effective January 1, 2004.

3.     PER UNIT INFORMATION

  Pro forma net income per trust unit has been calculated using the weighted average number of Petrofund trust units and exchangeable shares of Petrofund Corp. outstanding during the year ended December 31, 2004 plus Petrofund trust units issued to acquire Ultima as if they had been outstanding for all of 2004, as follows:

(000's)	Petrofund	Petrofund Trust Units Issued	Pro Forma Combined
Basic	88,169	12,068	100,237
Diluted	88,292	12,068	100,360
At year-end	100,451	—	100,451

4.     APPLICATION OF UNITED STATES OF AMERICA GAAP ("US GAAP")

  The application of US GAAP would have the following effects on the pro forma combined net income and net income per trust unit of Petrofund:

($ Cdn (000's) other than per unit amounts)
Pro forma combined net income, Canadian GAAP	$66,874
Petrofund US GAAP adjustments(1)	15,831
Ultima US GAAP adjustments(2)	—

Pro forma combined net income, US GAAP	$82,705

Net income per unit, US GAAP
Basic	$0.83
Diluted	$0.82

(1)
Petrofund's US GAAP adjustments as per its audited financial statements.

(2)
There are no differences between Canadian and US GAAP in the preparation of Ultima's 2004 financial information.

  No other Canadian to US GAAP adjustments arose as a result of the pro forma adjustments.

PART II

INFORMATION NOT REQUIRED TO BE DELIVERED TO OFFEREES OR PURCHASERS

        Under the provisions of the Amended and Restated Trust Indenture dated as of November 16, 2004 providing for the creation of the Registrant, the trustee is entitled to be indemnified by the Registrant for any liability and costs, charges and expenses incurred in respect of any action, suit or proceeding against the trustee in respect of anything done or the performance by the trustee of its duties, responsibilities and powers and in respect of the administration and termination of the trust, unless the trustee shall not have exercised its powers and carried out its functions honestly, in good faith and in the best interests of the trust and unitholders.

        Under the provisions of the Business Corporations Act (Alberta), the directors and officers of Petrofund Corp., former directors and officers and persons who act or acted at the request of Petrofund Corp. as a director or officer of a corporation of which Petrofund Corp. is or was a shareholder or creditor, and his or her heirs and legal representatives, are entitled to be indemnified by Petrofund Corp. against any costs, charges and expenses including an amount paid to settle an action or satisfy a judgement, reasonably incurred by him or her in respect of any civil, criminal or administrative action or proceeding to which he or she is made a party by reason of being or having been such a director or officer (except in respect of an action by or on behalf of Petrofund Corp. to procure a judgement in its favor), if (a) he or she acted honestly and in good faith with a view to the best interests of Petrofund Corp.; and (b) in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, he or she had reasonable grounds for believing that his or her conduct was lawful. Such indemnification may be made in respect of an action by or on behalf of Petrofund Corp. to procure a judgement in its favor only with prior approval of the court having jurisdiction and only if such director or officer fulfils the conditions set forth in (a) and (b) above. Such director or officer is entitled to such indemnification as a matter of right if he or she was substantially successful on the merits in his or her defense in the proceeding and fulfils the conditions set forth in (a) and (b) above.

        Liability insurance is in place for the benefit of the directors and officers, former directors and officers of Petrofund Corp. and every person who acts or acted at its request as a director or officer of a body corporate of which Petrofund Corp. is or was a shareholder or creditor, and their respective heirs and legal representatives, in the amount of Cdn$40,000,000 subject to a deductible.

        Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the "Securities Act") may be permitted to directors, officers or persons controlling the Registrant pursuant to the foregoing provisions, the Registrant has been informed that, in the opinion of the U.S. Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

II-1

Exhibits

Exhibit Number	Description
3.1*	Underwriting Agreement between the Registrant and the underwriters listed thereto, dated May 26, 2005.
4.1	Renewal Annual Information Form of the Registrant dated March 15, 2005 (incorporated herein by reference to the Registrant's Annual Report on Form 40-F, filed with the Commission on March 17, 2005).
4.2
Audited comparative consolidated financial statements and notes thereto of the Registrant as at December 31, 2004 and 2003 and for each of the years in the three-year period ended December 31, 2004, together with the reports of the independent registered chartered accountants thereon dated March 1, 2005 (incorporated herein by reference to the Registrant's Annual Report on Form 40-F, filed with the Commission on March 17, 2005).
4.3
Management's discussion and analysis of the financial condition and operating results of the Registrant for the year ended December 31, 2004 (incorporated herein by reference to the Registrant's Annual Report on Form 40-F, filed with the Commission on March 17, 2005).
4.4
Unaudited interim comparative consolidated financial statements of the Registrant for the three months ended March 31, 2005 and 2004 (incorporated herein by reference to the Registrant's Interim Report on Form 6-K, filed with the Commission on May 12, 2005).
4.5
Management's discussion and analysis of the financial condition and operating results of the Registrant for the three months ended March 31, 2005 (incorporated herein by reference to the Registrant's Interim Report on Form 6-K, filed with the Commission on May 12, 2005).
4.6
Information Circular of the Registrant dated February 28, 2005, relating to the annual meeting of Unitholders held on April 13, 2005 (excluding those portions thereof which appear under the headings "Report on Executive Compensation", "Performance Graph" and "Statement of Corporate Governance Practices") (incorporated herein by reference to the Registrant's Interim Report on Form 6-K, filed with the Commission on May 12, 2005).
4.7
Audited comparative consolidated financial statements and notes thereto of Ultima Energy Trust for the fiscal years ended December 31, 2003 and 2002, together with the report of the auditors thereon dated February 24, 2004 (except as to Notes 14 and 15 which are as of April 30, 2004).
4.8	Unaudited interim comparative consolidated financial statements of Ultima Energy Trust for the three months ended March 31, 2004 and 2003.
5.1	Consent of Deloitte & Touche LLP, Independent Registered Chartered Accountants.
5.2*	Consent of Burnet, Duckworth & Palmer LLP.
5.3*	Consent of Blake, Cassels & Graydon LLP.
5.4*	Consent of Gilbert Laustsen Jung Associates Ltd.
6.1	Power of Attorney (included on the signature page of this Registration Statement).
7.1	Amended and Restated Trust Indenture dated November 16, 2004 between the Registrant and Computershare Trust Company of Canada, as trustee.

*
To be filed by amendment.

II-2

PART III

UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

Item 1.    Undertaking

        The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the securities registered pursuant to Form F-10 or to transactions in said securities.

Item 2.    Consent to Service of Process

        Concurrently with the filing of this Registration Statement on Form F-10, the Registrant and Computershare Trust Company of Canada, as trustee with respect to the securities registered hereby, are filing with the Commission a written irrevocable consent and power of attorney on Form F-X.

III-1

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-10 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Calgary, Province of Alberta, Canada, on May 31, 2005.

PETROFUND ENERGY TRUST BY: PETROFUND CORP.
By:	/s/ JEFFERY E. ERRICO Jeffery E. Errico President and Chief Executive Officer

III-2

POWER OF ATTORNEY

        KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints each of Jeffery E. Errico and Edward J. Brown, his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) and supplements to this Registration Statement, and to file the same, with all exhibits hereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each acting alone, full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as they might or could do themselves, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them acting alone, or his or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

        Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated on May 31, 2005:

Signature	Title

/s/ JEFFERY E. ERRICO Jeffery E. Errico	President and Chief Executive Officer, Petrofund Corp. (principal executive officer)
/s/ EDWARD J. BROWN Edward J. Brown	Vice President, Finance and Chief Financial Officer Petrofund Corp. (principal financial and accounting officer)
James E. Allard	Director, Petrofund Corp.
/s/ SANDRA S. COWAN Sandra S. Cowan	Director, Petrofund Corp.
/s/ JOHN F. DRISCOLL John F. Driscoll	Director, Petrofund Corp.

Arthur E. Dumont	Director, Petrofund Corp.
/s/ JEFFERY E. ERRICO Jeffery E. Errico	Director, Petrofund Corp.

Gary L. Lee	Director, Petrofund Corp.
/s/ WAYNE M. NEWHOUSE Wayne M. Newhouse	Director, Petrofund Corp.
/s/ FRANK POTTER Frank Potter	Director, Petrofund Corp.

III-3

        Pursuant to the requirements of Section 6(a) of the Securities Act of 1933, the Authorized Representative has signed this Registration Statement, solely in his capacity as the duly authorized representative of Petrofund Energy Trust in the United States, in the City of Newark, State of Delaware, on May 31, 2005.

PUGLISI & ASSOCIATES (Authorized U.S. Representative)
By:	/s/ DONALD J. PUGLISI Name: Donald J. Puglisi Title: Managing Director

III-4

Exhibit Index

Exhibit Number	Description	Page Number
3.1*	Underwriting Agreement between the Registrant and the parties listed thereto, dated May 26, 2005.
4.1	Renewal Annual Information Form of the Registrant dated March 15, 2005 (incorporated herein by reference to the Registrant's Annual Report on Form 40-F, filed with the Commission on March 17, 2005).
4.2
Audited comparative consolidated financial statements and notes thereto of the Registrant as at December 31, 2004 and 2003 and for each of the years in the three-year period ended December 31 2004, together with the reports of the independent registered chartered accountants thereon dated March 1, 2005 (incorporated herein by reference to the Registrant's Annual Report on Form 40-F, filed with the Commission on March 17, 2005).
4.3
Management's discussion and analysis of the financial condition and operating results of the Registrant for the year ended December 31, 2004 (incorporated herein by reference to the Registrant's Annual Report on Form 40-F, filed with the Commission on March 17, 2005).
4.4
Unaudited interim comparative consolidated financial statements of the Registrant for the three months ended March 31, 2005 and 2004 (incorporated herein by reference to the Registrant's Interim Report on Form 6-K, filed with the Commission on May 12, 2005).
4.5
Management's discussion and analysis of the financial condition and operating results of the Registrant for the three months ended March 31, 2005 (incorporated herein by reference to the Registrant's Interim Report on Form 6-K, filed with the Commission onMay 12, 2005).
4.6
Information Circular of the Registrant dated February 28, 2005, relating to the annual meeting of Unitholders held on April 13, 2005 (excluding those portions thereof which appear under the headings "Report on Executive Compensation", "Performance Graph" and "Statement of Corporate Governance Practices") (incorporated herein by reference to the Registrant's Interim Report on Form 6-K, filed with the Commission on May 12, 2005).
4.7
Audited comparative consolidated financial statements and notes thereto of Ultima Energy Trust for the fiscal years ended December 31, 2003 and 2002, together with the report of the auditors thereon dated February 24, 2004 (except as to Notes 14 and 15 which are as of April 30, 2004).
4.8	Unaudited interim comparative consolidated financial statements of Ultima Energy Trust for the three months ended March 31, 2004 and 2003.
5.1	Consent of Deloitte & Touche LLP, Independent Registered Chartered Accountants.
5.2*	Consent of Burnet, Duckworth & Palmer LLP.
5.3*	Consent of Blake, Cassels & Graydon LLP.
5.4*	Consent of Gilbert Laustsen Jung Associates Ltd.
6.1	Power of Attorney (included on the signature page of this Registration Statement).
7.1	Amended and Restated Trust Indenture dated November 16, 2004 between the Registrant and Computershare Trust Company of Canada, as trustee.

*
To be filed by amendment.

QuickLinks

PART I INFORMATION REQUIRED TO BE DELIVERED TO OFFEREES OR PURCHASERS
TABLE OF CONTENTS
CONVERSIONS
DOCUMENTS INCORPORATED BY REFERENCE
GLOSSARY OF TERMS
FORWARD-LOOKING STATEMENTS
PETROFUND ENERGY TRUST
RECENT DEVELOPMENTS
USE OF PROCEEDS
PLAN OF DISTRIBUTION
DESCRIPTION OF THE TRUST UNITS
CONSOLIDATED CAPITALIZATION OF THE TRUST
DISTRIBUTIONS TO UNITHOLDERS
PRICE RANGE AND TRADING VOLUME OF TRUST UNITS
RELATIONSHIP BETWEEN PC'S AND PVT'S LENDERS AND THE UNDERWRITERS
CANADIAN FEDERAL INCOME TAX CONSIDERATIONS
ELIGIBILITY FOR INVESTMENT
RISK FACTORS
INTEREST OF EXPERTS
AUDITORS, TRANSFER AGENT AND REGISTRAR
CONSENT OF AUDITORS
DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT
APPENDIX "A" UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS OF PETROFUND ENERGY TRUST COMPILATION REPORT
COMMENTS BY INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS FOR UNITED STATES OF AMERICA READERS ON DIFFERENCES BETWEEN CANADIAN AND UNITED STATES REPORTING STANDARDS
PRO FORMA COMBINED STATEMENT OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2004 (thousands of Canadian dollars, except per unit amounts) (unaudited)
NOTES TO PRO FORMA COMBINED STATEMENT OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2004 (unaudited)
PART II INFORMATION NOT REQUIRED TO BE DELIVERED TO OFFEREES OR PURCHASERS
Exhibits
SIGNATURES
Exhibit Index